Meridian Growth Fund is a no load, diversified mutual fund and began MERDX operations on August 1, 1984. The primary objective of the fund is to seek long-term growth of capital. Meridian Growth invests primarily in growth stocks, including those with small and medium sized market values. Richard F. Aster, Jr. has managed the fund since its inception. Meridian Growth Fund profiled by U.S. News Best Funds Meridian Growth returns to The Kiplinger 25 “Welcome Back Meridian Past performance is not predictive of future performance. The graph Growth” by Andrew and table do not reflect the deduction of taxes that a shareholder would Tanzer - Kiplinger’s pay on fund distributions or the redemption of fund shares. Net asset Personal Finance August value, investment return and principal value will fluctuate, so shares, when redeemed, may be worth more or less than their original cost. 2010 Current performance may be lower or higher than the performance data quoted. Meridian Growth Fund For the most recent performance, please call our shareholder services featured in Hannah at 800-446-6662 Hsu’s FUND UPDATE - Louis Rukeyser’s Mutual Funds June 2010 Meridian Growth replaces T. Rowe Price Mid-Cap Growth, which is closing to new investors, “Fund Watch: Farewell to a Kiplinger 25 Fund” — Kiplinger.com May 2010 Meridian Growth Fund included in Money Magazine’s “Money 70: Best Funds Through Thick and Thin” - Money Magazine February 2010 Meridian Growth Fund included in Kiplinger’s Personal Finance “AND THE LEADERS ARE “,

“Meridian Growth shows up on the Small and Midsize Growth Funds winners list over one, ten and twenty years” - Kiplinger’s Personal Finance September 2009 Meridian Growth Fund mentioned in Dow Jones Newswires “Meridian Growth Fund Goes Against The Tide” - Dow Jones Newswires September 2009 Meridian Growth Fund covered in Louis Rukeyser’s Mutual Funds “Prime Meridian” — Louis Rukeyser’s Mutual Funds June 2009 Meridian Growth Fund ranked #6 in SmartMoney Magazine’s “100 Best Time-Tested Funds” — SmartMoney Magazine January 2009 The 2007 Wall Street Transcript interview with Richard Aster Investment Philosophy Open an Account Shareholder Services Privacy Policy Short Term Trading Policy Disclosure of Portfolio Holdings Proxy Voting Tax Information © 2000-2010 Meridian Fund, Inc. All rights reserved.

MERIDIAN FUND, INC.

MERIDIAN EQUITY INCOME FUND | MERIDIAN GROWTH FUND | MERIDIAN VALUE FUND

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Welcome to Meridian Fund

Meridian Fund, Inc. has been running mutual funds for over twenty years. The Meridian Growth Fund started in 1984, the Meridian Value Fund in 1994, and our newest, the Meridian Equity Income Fund, on January 31, 2005.

We believe our Investment Philosophy is a wise way to invest.

Please take a moment to find out more about our firm and our funds, and why you should consider making Meridian Funds part of your investment portfolio.

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In the News

Meridian Growth Fund profiled by *U.S. News Best Funds*

Meridian Growth returns to The Kiplinger 25 "Welcome Back Meridian Growth" by Andrew Tanzer - *Kiplinger's Personal Finance August 2010*

Meridian Equity Income Fund featured in Hannah Hsu's "Dividends Galore" - *Louis Rukeyser's Mutual Funds July 2010*

Meridian Growth Fund featured in Hannah Hsu's FUND UPDATE - *Louis Rukeyser's Mutual Funds June 2010*

Meridian Growth replaces T. Rowe Price Mid-Cap Growth, which is closing to new investors, "Fund Watch: Farewell to a Kiplinger 25 Fund" - *Kiplinger.com May 2010*

Meridian Growth Fund included in Money Magazine's "Money 70: Best Funds Through Thick and Thin" - *Money Magazine February 2010*

2009 Income and Capital Gain Distributions

Meridian Growth Fund included in Kiplinger's Personal Finance "AND THE LEADERS ARE...", "Meridian Growth shows up on the Small and Midsize Growth Funds winners list over one, ten and twenty years" - *Kiplinger's Personal Finance September 2009*

Meridian Growth Fund mentioned in Dow Jones Newswires "Meridian Growth Fund Goes Against The Tide" - *Dow Jones Newswires September 2009*

Meridian Growth Fund covered in Louis Rukeyser's Mutual Funds "Prime Meridian" - *Louis Rukeyser's Mutual Funds June 2009*

Meridian Value Fund ranked #2 in Forbes Magazine's Mutual Funds '09 "The Honor Roll" - *Forbes Magazine February 2009*

Meridian Growth Fund ranked #6 in SmartMoney Magazine's "100 Best Time-Tested Funds" - *SmartMoney Magazine January 2009*

Meridian Value Fund wins Lipper Award for consistent investment performance for the 10 year period ending December 31, 2008.

The 2008 Wall Street Transcript interview with James England

The 2007 Wall Street Transcript interview with Richard Aster

Meridian Growth Fund’s Rick Aster is profiled in Investor Relations Magazine’s “Consistency King” - IR Magazine September 2007 Meridian Growth Fund included in Kiplinger’s Mutual Funds 2007 Magazine’s “15 funds we love” - Kiplinger’s Mutual Funds 2007 Magazine Spring 2007 Meridian Growth Fund included in SmartMoney Magazine’s “The 35 Best Mutual Funds” - SmartMoney Magazine February 2007 Meridian Growth Fund included in Money Magazine’s “Money 70: The best mutual funds you can buy” - Money Magazine January 2007 Meridian Growth Fund included in Consumer Reports List of Top Funds — Consumer Reports January 2007 The 2006 Wall Street Transcript interview with Jamie England Rick Aster added to Guru Hall of Fame list The Wall Street Transcript interview with Richard Aster Meridian Value Fund included in New ‘superstar portfolio’ strategy — MarketWatch September 11, 2006 Paul Farrell picked the Meridian Value Fund out of 185 MidCap Blend stock funds. The article states that the Meridian Value Fund is tops with a whopping 17.4% average return for the past 10 years. Meridian Growth and Meridian Value Funds included in Money65 list — Money February 2006 Meridian Growth Fund included in Kiplinger’s TOP 15 Picks — Kiplinger’s Mutual Funds 2006 Meridian Growth Fund included in 2006 USA Today All-Star Mutual Funds — USA Today March 3, 2006 Lipper Ranks Meridian Value Fund Number One ( 2006 REUTERS. Click for Restrictions) Meridian Value Fund tops list in “SmartMoney Fund Screen/Long-Term Winners” More Articles Featuring Meridian Investment Philosophy Open an Account Shareholder Services Privacy Policy Short Term Trading Policy Disclosure of Portfolio Holdings Proxy Voting Tax Information © 2000-2010 Meridian Fund, Inc. All rights reserved.

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Meridian Growth Fund

Class No Load (ME

Overview | Performance | Holdings | Fees | Risk

U.S. News Score 9.4

MORNINGSTAR	★★★★★
LIPPER	5
ZACKS	1 (Strong Buy)
STANDARD & POOR'S	★★★★★
TheStreet Ratings	B+ (Buy)

- Read about scoring
- Terms & Conditions

Morningstar Category:
Mid-Cap Growth

Total Assets:
$1.5 billion

Trailing Returns

Updated 08.31.2010

Year to date	1.8%
1 Year	15.8%
3 Years (Annualized)	-1.0%
5 Years (Annualized)	4.0%
10 Years (Annualized)	7.1%

Fund Overview

When Rick Aster launched the Meridian Growth Fund in 1984, a gallon of gas cost $1.10 and Sony had just introduced the first floppy disk. Twenty-six years later, the world is radically different, but Aster's investment philosophy has stayed the same: he sticks to established firms with dominant market positions that have solid prospects for growth. Aster is patient, too. If a company meets all the fund's criteria but is too expensive, he'll sit back and wait for the right moment to pounce. "We can find companies that meet our criteria, but if you pay too much for them, it's not going to be a good investment," Aster says. "But if you monitor them over a period of time, you eventually get a shot at them. They'll come into your price range."

As of September 03, 2010, the fund has assets totaling almost $1.41 billion invested in 51 different holdings. Its portfolio consists primarily of U.S. equities, with smaller amounts of international holdings.

Aster primarily invests in growing mid-cap companies ($500 million to $5 billion), but isn't afraid to venture into small- and large-cap firms if the picks are backed up by strong fundamentals. As of September 2010, the Meridian Fund held about 15 percent of assets in small-cap and about 11 percent in large-cap firms.

Recently, Aster boosted the fund's holdings in industrial coatings manufacturer Valspar because of its global reach and expected growth in residential paint sales. Aster says that in an unsure economy, homeowners often defer to less expensive projects such as a new paint job instead of pricier renovations. Aster is also keeping a close eye on the tech industry, particularly software companies that may not be huge in size but lead the market. "These companies are growing in the U.S. and most of them have business outside of the U.S. They should do really well in emerging developing countries that need software products as they develop," he says. Aster says a company like Trimble Navigation, best known for its GPS technology, is a good example and should do well for the fund over the next five years, The fund has returned 15.79 percent over the past year and -1.03 percent over the past three years, outperforming both its benchmark (the Russell 2000 index) and others in its category.

Historically the fund has done relatively well in average and down markets. According to Aster, the slow but steady approach to investing means the fund might make smaller gains in big stock rallies, but it also tends to lose less when things look grim. The fund has returned 4.01 percent over the past five years and 7.12 percent over the past decade.

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Investment Strategy

According to Morningstar, this fund takes a "kinder, gentler approach to growth investing." It seeks long-term growth by investing in bargain-priced small- and mid-cap firms with earnings increases of at least 15 percent a year. Fund manager Rick Aster favors the buy-and-hold approach–the portfolio's turnover rate is less than half its typical peer's–and he won't necessarily sell a pick that has migrated to the large-cap territory. "We may not be as aggressive in terms of small and medium [cap], we don't trade as much, we don't invest in the real high-multiple stocks, but we do relatively better in bad markets." Aster says the fund's strategy appeals to a lot of different investor types, but best suits those who have a long-term horizon, at least three to five years.

Role in Portfolio

Morningstar calls this fund a "core" investment.

Fund Opinion

MAXFunds.com rates the fund 98 on a scale of 1 to 100, with 1 being the lowest and 100 the highest.
MAXFunds.com | 2010-09-16

"This is a top option," Morningstar analyst Michael Breen says. "Its relative rank will slip in sharp market upturns, but that's to be expected and is part and parcel of its winning formula."
Morningstar | 2010-09-16

The fund appears on the 2010 Money 70 list of recommended mutual and exchange-traded funds.
Money 70 | 2010-05-13

Management

The fund is managed by Richard F. Aster, Jr. and William Tao. Aster is president of Aster Management Company, which also manages the Meridian Equity Income Fund and the Meridian Value Fund. Previously, Aster was a securities analyst for Montgomery Securities. Aster has been with the fund since its inception in 1984. Tao joined in 2007.

Performance

The fund has returned 15.79 percent over the past year, -1.03 percent over the past three years, 4.01 percent over the past five years, and 7.12 percent over the past decade.

HYPOTHETICAL GROWTH OF $10,000


$30K
$24K
$18K
$12K
$6K
$0
12/1999
9/2001
7/2003
4/2005
2/2007
11/2008
8/2010

Meridian Growth Fund
S&P 500 TR

Updated 08.31.2010

FundAlarm.com gives this fund a 1-alarm rating based on its performance compared with its benchmark. A 3-alarm fund underperforms and a no-alarm fund outperforms.
FundAlarm.com | 2010-09-16

MAXFunds.com scores the fund's performance as 92 on a scale of 1 to 100, with 1 being the lowest and 100 the highest.
FundAlarm.com | 2010-09-16



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See more MERDX performance Holdings The fund primarily invests in U.S. stocks, but as of September 2010 had about 3 percent of its holdings in U.K. firms as well. Manager Rick Aster prefers well-established small- and mid-cap firms with dominant market positions and growth potential that he can hold for the long term. The fund tends to invest most heavily in the software, consumer services, financial services, and industrial materials sectors. ASSET ALLOCATION TOP HOLDINGS Performance as of 08.31.2010 Portfolio as of 06.30.2010 Ticker YTD Return % % Net Assets Valspar Corporation VAL 13.93 2.66 Waste Connections, Inc. WCN 16.68 2.63 Willis Group Holdings PLC WSH 15.01 2.62 RPM International, Inc. RPM -10.5 2.56 Brown & Brown, Inc. BRO 9.14 2.48 See more MERDX holdings Fees Meridian Growth Fund has an expense ratio of 0.84 percent. EXPENSES Below Average (within category) Updated 09.03.2010 Fees per $10,000.00 3 Years $274.00 5 Years $477.00 10 Years $1,061.00 MAXFunds.com scores the fund’s expenses as 89 on a scale of 1 to 100, with 1 being the worst and 100 the best. MAXFunds.com 2010-09-16 See more MERDX fees

Risk

The fund has a compact portfolio of about 50 holdings and often concentrates investments in a few select sectors.

MORNINGSTAR RISK RATING


Low (within category)

Updated 08.31.2010

Other Risk Measurements	Standard Index S&P 500 TR
3YR R-Squared	90.56
3YR Beta	0.96
3YR Alpha	7.65

FundAlarm.com gives the fund a -2 risk score on a scale of -2 to +2, with -2 being the least risky and +2 the most risky.
FundAlarm.com | 2010-09-16

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